Patrick H. Shannon	555 Eleventh Street, N.W., Suite 1000
Direct Dial: (202) 637-1028	Washington, D.C. 20004-1304
Patrick.Shannon@lw.com	Tel: +1.202.637.2200 Fax: +1.202.637.2201
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August 4, 2016

VIA EDGAR CORRESPONDENCE

Mr. John Cash, Accounting Branch Chief
Office of Manufacturing and Construction
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE, Mail Stop 4631
Washington, DC 20549

Re:	Axalta Coating Systems Ltd.

Form 10-K for the Year Ended December 31, 2015

Filed February 29, 2016

Definitive Proxy Statement on Schedule 14A

Filed March 22, 2016

Item 2.02 Form 8-K

Filed April 28, 2016

File No. 1-36733

Dear Mr. Cash:

On behalf of Axalta Coating Systems Ltd. (the “Company”), we are responding to your letter dated July 25, 2016 with respect to the above-referenced filings. Pursuant to my telephone conversation with Jeffrey Gordon of the Staff of the Division of Corporation Finance on August 3, 2016, the Company hereby confirms its expectation that, on or about August 12, 2016, it will provide its response to the comments of the Staff of the Division of Corporation Finance.

If you have any questions or comments with regard to these responses or other matters, please call the undersigned at (202) 637-1028.

Very truly yours,

/s/ Patrick H. Shannon

Patrick H. Shannon of LATHAM & WATKINS LLP

cc:	Robert W. Bryant of Axalta Coating Systems Ltd.

Michael F. Finn of Axalta Coating Systems Ltd.